Exhibit 12

ArvinMeritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Three Months Ended December 31, 2010

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$15

Less:
Equity in earnings of affiliates, net of dividends	(9)
6
Add: fixed charges included in earnings:
Interest expense	27
Interest element of rentals	1
Total	28

Total earnings available for fixed charges:	$34

Fixed Charges (B):
Fixed charges included in earnings	$28
Capitalized interest	—
Total fixed charges	$28

Ratio of Earnings to Fixed Charges	1.21

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.